UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
For Annual Reports of Employee Stock Purchase, Savings
and Similar Plans Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 29, 2006

☐	TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 0-30869
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stratos International, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stratos International, Inc.
7444 West Wilson Avenue
Chicago, IL 60706-4549

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements
Stratos International, Inc. 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at April 29, 2006 and April 30, 2005
Statements of Changes in Net Assets Available for Benefits For The Years Ended April 29, 2006 and April 30, 2005
Notes to Financial Statements
Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(b) Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm
Exhibit 99 - Certification

Financial Statements and Supplemental Schedule
Stratos International, Inc. 401(k) Savings Plan
Years ended April 29, 2006 and April 30, 2005 with Report of Independent Registered Public Accounting Firm.
Employer Identification Number 36-4360035 Plan #001

Stratos International, Inc. 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended April 29, 2006 and April 30, 2005

Report of Independent Registered Public Accounting Firm
Administration Committee
Stratos International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of assets available for benefits of Stratos International, Inc. 401(k) Savings Plan as of April 29, 2006 and April 30, 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 29, 2006 and April 30, 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 29, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois	/s/ BDO Seidman, LLP
September 8, 2006

Stratos International, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	April 29,	April 30,
	2006	2005
Assets
Cash	$3,919	$1,232
Investments:
Group annuity contract	370,472	419,389
Money market fund	256,336	180,987
Mutual funds	5,351,838	4,748,434
Equities	326,574	245,753
Participant loans	76,340	149,111

Total Investments	6,381,560	5,743,674

Receivables:
Due from broker for securities sold	2,502	489
Accrued income	902	409

Total receivables	3,404	898

Total assets	6,388,883	5,745,804

Liabilities
Due to broker for securities purchased	1,367	973

Total liabilities	1,367	973

Net assets available for benefits	$6,387,516	$5,744,831

See notes to financial statements

Stratos International, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	April 29,	April 30,
	2006	2005
Additions
Contributions:
Participant	$490,280	$706,717
Company	272,507	346,636
Rollovers	252,171	32,047

	1,014,958	1,085,400
Interest and dividends	330,702	149,039

Total additions	1,345,660	1,234,439

Deductions
Benefit payments	1,235,462	1,330,249
Administrative expenses	526	443

Total deductions	1,235,988	1,330,692

Net appreciation in fair value of investments	533,013	106,482

Net increase	642,685	10,229
Net assets available for benefits:
Beginning of year	5,744,831	5,734,602

End of year	$6,387,516	$5,744,831

See notes to financial statements

Stratos International, Inc. 401(k) Savings Plan	EIN 36-4360035

Notes to Financial Statements	Plan #001
Years ended April 29, 2006 and April 30, 2005
1. Description of the Plan
The following description of the Stratos International, Inc. 401(k) Savings Plan provides only general information. Participants should refer to the Summary Plan description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Stratos International, Inc. (the Company).
General
The Plan, established effective April 29, 2001, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees of the Company and its subsidiaries, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the Company can attract and retain qualified employees.
Participation
Employees become eligible to make participant contributions to the Plan on the first day of any month following the date of employment. Eligibility to receive the nonelective Company contribution begins on the first day of the quarter of the Plan year following the completion of one year of service.
Contributions
Participants may elect to contribute a percentage of their pretax annual compensation subject to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan on behalf of each participant who has completed one year of service 3% of each participant’s compensation for the portion of the Plan year in which the participant was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.
Benefit Payments
Benefits generally are paid only upon termination of service, retirement, disability, death, attainment of age 59 1/2, or financial hardship, as defined. Benefits are paid to the participant or participant’s beneficiary in a lump-sum or series of installments. Participants who terminate employment and whose account balances do not exceed $5,000 shall receive an immediate, lump-sum distribution.

Stratos International, Inc. 401(k) Savings Plan	EIN 36-4360035
Notes to Financial Statements	Plan #001
Years ended April 29, 2006 and April 30, 2005
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Participant Loans
Participants my borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principle and interest are paid ratable through payroll contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation
The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits.
The group annuity contract had an average yield of 4.40% in 2006 and 4.59% in 2005. The crediting interest rate was 3.00% at April 29, 2006, and April 30, 2005. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $370,473 at April 29, 2006.

Stratos International, Inc. 401(k) Savings Plan	EIN 36-4360035
Notes to Financial Statements	Plan #001
Years ended April 29, 2006 and April 30, 2005
The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
All legal, accounting and administrative expenses of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Plan’s investments (including investments purchased, sold, as well as held during the years) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	April 29,	April 30,
	2006	2005
Equities	$82,282	$(22,632)
Mutual funds	450,731	129,114

	$533,013	$106,482

Stratos International, Inc. 401(k) Savings Plan	EIN 36-4360035
Notes to Financial Statements	Plan #001
Years ended April 29, 2006 and April 30, 2005
Investments that represent 5% of more of fair value of the Plan’s net assets are as follows:

	Year ended
	April 29,	April 30,
	2006	2005
Hartford Life Insurance Company Group
Annuity contract	$370,472	$419,389
The American Funds Group:
American Balanced Fund	1,419,863	1,425,862
American Mutual Fund	375,261	322,855
American Europacific Growth Fund	658,366	302,035
Fidelity Institutional Retirement Services Company:
Magellan Fund	1,005,115	934,605
Growth and Income Fund	1,224,289	1,204,695
MFS Investor Growth Stock Fund	350,505	303,499
4. Income Tax Status
The Plan has received a determination letter from the IRS dated February 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Risks and Uncertainties
The Plan invests is various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
April 29, 2006
EIN: 36-4360035
Plan #001

Identity of Issue	Description of Investment	Shares	Current Value

Annuity contract
Hartford Life Insurance Company	Group Annuity Contract	—	$370,472

Mutual funds
The American Funds Group	American Balanced Fund	77,293	1,419,863
	American Mutual Fund	13,611	375,261
	American Europacific Growth Fund	14,161	658,366

Fidelity Institutional Retirement Services Company	Government Retirement Money Market Fund	255,144	255,144
	Magellan Fund	8,743	1,005,115
	Growth and Income Fund	33,867	1,224,289

MFS	MFS Investors Growth Stock Fund	26,314	350,505

Putnam	Putnam Voyager Fund	17,850	318,439

Wilmington Trust Company	Money Market Fund	1,192	1,192

			5,608,174

Equities
Stratos International, Inc.*	Stratos International, Inc., Common Stock	29,914	229,740

Methode Electronics, Inc.*	Methode Electronics, Inc., Class A Common Stock	9,881	96,834

			326,574

Participant loans*	Interest rates range from 5% to 10.5%	—	76,340

			$6,381,560

*	Party in interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Stratos International, Inc. 401(k) Savings Plan

Date: October 26, 2006	By:	/s/ Barry Hollingsworth

Barry Hollingsworth
On behalf of the Administrative
Committee as Plan Administrator